

May 10, 2012

Via Facsimile
Guy Archbold, Chief Executive Officer
Rackwise, Inc.
2365 Iron Point Road, Suite 190
Folsom, CA 95630

      Re: **Rackwise, Inc. (f/k/a Visual Network Design, Inc.)**
             Amendment No. 2 to Registration Statement on Form S-1
             Filed April 16, 2012
             File No. 333-179020

             Current Report on Form 8-K
             Filed April 26, 2012
             File No. 000-54519

Dear Mr. Archbold:

      We have reviewed the above-referenced filings and your response letter dated April 16, 2012, and we have the following comments. References to prior comments refer to those provided in our letter dated February 14, 2012.

Form S-1

Summary

Business Developments, page 4

1.   The last bullet point under this heading refers to your standard license agreement with Intel as "discounted." We note, however, your response to prior comment 11, as well as your disclosure at the top of page 36 stating that the software license agreement granted by the company to Intel is "fully paid up" and "royalty free." Please revise the term "discounted" to reflect clearly, if accurate, that the license agreement imposes no payment obligations on Intel.

2.   In addition, please expand your description of the Intel agreements here and where they are described in MD&A to clarify that Intel has no obligations under the agreements to provide you with any feedback, information, or products, and that there are no significant payments provided for in the agreements, as your response to prior comment 11 and your disclosure on page 36 suggests,.

3.   Further, to the extent that you make claims in the prospectus predicting developments in the future in connection with the Intel agreements, ensure that such claims are expressed as objectives that may not be accomplished, and discuss circumstances that may prevent their accomplishment. As examples of a claims that should be expanded to provide such disclosure, we note the following:

- Your statement that appears here and elsewhere in the prospectus that "functionality and features of the Intel DCM middleware product" will be available to you for inclusion in future iterations of your DCM product, beginning with your release scheduled for the second quarter of 2012;

- The related statement on page 35 that "the discounted Standard License Agreement will be further justified inasmuch as [you] anticipate that incorporating functionality and features adopted and validated by a globally recognized technology leader, the breadth of Intel, will provide [y]our future generation products with potentially significant competitive advantage with a similar impact on overall sales;" and

- The claim on page 35 that you "anticipate gaining a competitive advantage in the data center infrastructure management 'suite' segment of the market as the only 'suite' provider to incorporate into its product the benefits of the Intel DCM middleware which allows for real-time reporting of energy usage and thermal characteristics at the device level."

Selling Stockholders, page 14

4.   Several of the footnotes to the selling stockholder table as well as to the beneficial ownership table on page 46 disclaim beneficial ownership except to the extent of the beneficial owner's pecuniary interest. Beneficial ownership disclosure pursuant to Item 403 and Item 507 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations. Accordingly, please remove the disclaimers, or provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership.

Legal Matters, page 62

5.   We note your revised disclosure in response to prior comment 13 regarding the relationship between your outside counsel Gottbetter & Partners, LLP and Gottbetter Capital Markets, LLC, and we note in particular the following statement: "Gottbetter Capital Markets, LLC acted as a placement agent for the recently completed private placement offerings of the Company's securities and received placement agent fees in accordance with executed placement agent agreements." Please expand this description

to describe more clearly the nature of the placement agent fees. Refer to Item 509 of Regulation S-K.

Form 8-K

6.   We note your Form 8-K filed pursuant to Item 8.01 (Other Events) disclosing your April 20, 2012 issuance of senior convertible promissory notes that are convertible into equity securities of the company. Please tell us how you determined that this current report was not required to be filed pursuant to Item 3.02 (Unregistered Sales of Equity Securities) of Form 8-K.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 with any other questions. If you thereafter need assistance, you may contact or Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-Mail
          Adam S. Gottbetter
          Gottbetter & Partners, LLP